Exhibit 99.2

                              CAUSE NO. 2004-31489

ARCOA, LLC                                     ss.
                                               ss.    IN THE DISTRICT COURT OF
VS.                                            ss.    HARRIS COUNTY, TEXAS
                                               ss.
AMERICAN CONTINENTAL                           ss.
MANAGEMENT, LLC, SUPREME                       ss.
HOLDINGS, INC., CHARLES PIRCHER                ss.
RMS GROUPS, INC., and MIKE SOLIS               ss.    190 JUDICIAL DISTRICT

                          PLAINTIFF'S ORIGINAL PETITION

TO THE HONORABLE JUDGE AND JURY OF SAID COURT:

      COMES NOW ARCOA, LLC and files this its Original Petition complaining of AMERICAN CONTINENTAL MANAGEMENT, LLC ("ACM"), SUPREME HOLDINGS, INC. ("SUHO"), CHARLES PIRCHER, RMS GROUPS, INC. ("RMS"), and MIKE SOLIS and would show the Court the as follows:

                                       I.
                                     PARTIES

      ARCOA, LLC is a limited liability corporation doing business and organized under the laws of the State of Texas.

      AMERICAN CONTINENTAL MANAGEMENT, LLC ("ACM") is a Texas limited liability company having its principal place of business in Houston, Harris County, Texas. It can be served with citation through its registered agent Charles, T. Phillips, 5056 Westheimer, Ste. 840, Houston, Texas 77056.

      SUPREME HOLDINGS, INC., ("SUHO") is a Nevada corporation which transacts business within the state of Texas. Supreme Holdings, Inc., can be served through its President Charles T. Phillips, 5056 Westheimer, Ste. 840, Houston, Texas 77056.

      CHARLES PIRCHER is an individual who resides in the state of Texas. He can be served with process at 1445 County Road 2615, Rio Medina, Texas 78066.

      RMS GROUP, INC., is a Nevada corporation which transacts business within the state of Texas. RMS Group, Inc., can be served through its President Mike Solis, 12001 Network Building B, Ste. 200, San Antonio, Texas 78245.

      MIKE SOLIS is an individual who resides in the state of Texas. He can be served with process at 12001 Network Building B, Ste. 200, San Antonio, Texas 78245.

                                       II.
                                  JURISDICTION

      This Court maintains subject matter jurisdiction over this controversy as the transactions and occurrences giving rise to the controversy arose primarily within the state of Texas.

      This Court maintains personal jurisdiction over the Defendants as they conduct business within the state of Texas and exercise minimum contacts with the state of Texas. Defendant ACM is a resident of the state of Texas.

                                      III.
                                      VENUE

      Venue is proper in Houston, Harris County, Texas as all or part of the transactions and occurrences giving rise to this litigation occurred within Houston, Harris County, Texas.

                                       IV.
                               FACTUAL BACKGROUND

      In 2001 ARCOA was introduced to James Taylor, a principal of the business known as Your Corner Office ("YCO"). Mr. Taylor and various shareholders of YCO were looking for capital investors to support YCO's ongoing business.

      After performing due diligence, ARCOA agreed to invest in YCO. ARCOA contributed capital advances to YCO in exchange for promissory notes as well as shares of stock.

      Following its investment in YCO, ARCOA was asked to continue in a role as a consultant and advisor concerning the location of a more significant capital investor. Essentially, YCO was looking to locate a company or a group of investors which were willing to purchase all the stock and assets of YCO in exchange for the purchasing company's shares of stock.

      ARCOA introduced YCO to Defendants SUHO, ACM, Charles Pircher and Mike Solis. The introduction was made pursuant to the specific engagement of finding a capital investor for YCO.

      Following the introduction, SUHO and YCO performed due diligence as it concerned SUHO's purchase of all of the outstanding stock of YCO. After completing their due diligence, ACM, SUHO and YCO entered into an agreement for the purchase by ACM and SUHO of all of the outstanding stock issued and belonging to YCO and its shareholders. The agreement and plan of exchange between the parties specifically provided that upon completion of the stock transfer, YCO would become a subsidiary of SUHO.

      In consummating the transaction Defendants made a number of representations concerning the purpose Defendants desired to purchase YCO, as well as other material obligations that the companies would make following the merger. Prior to consummating the transaction, YCO informed its shareholders, including ARCOA, of these representations and asked for shareholder approval concerning the stock purchase by ACM and SUHO. The shareholders, including ARCOA, in granting their permission for the stock purchase expressly relied upon the statements made by Defendants and their representations. Notably, YCO had been approached by other groups of capital investors. In relying upon the commitment and statements made by Defendants, YCO and its shareholders, including ARCOA, declined these opportunities.

      In consummating the stock purchase agreement, Defendants made a number of representations which were false, misleading and intended to deceive Plaintiff. Defendants Pircher, Solis, SUHO and ACM represented that through a stock subscription agreement SUHO had secured a capital investment from Defendant RMS in October of 2002 for the total amount of $6,300,000.00. RMS was to pay SUHO $100,000.00 per month in exchange for SUHO shares of stock. Pircher, Solis, ACM and SUHO promised that this capital investment of $100,000.00 per month would in turn be used to finance and operate YCO when the merger was completed. Solis, Pircher, SUHO and ACM further represented that in the event that RMS defaulted upon its capitalization obligation, that a letter of credit secured the capital obligation. Solis, Pircher, ACM and SUHO further represented that in the event of a RMS default, that the letter of credit would be called by SUHO and that the proceeds would be used to operate and finance YCO.

      The representations and warranties by Solis, Pircher, ACM, SUHO and RMS were false. Pircher, Solis, SUHO and ACM failed to inform Plaintiffs and YCO that the capitalization of SUHO by RMS was not an arms-length transaction. In fact, RMS was a company controlled by Solis and Pircher. Reminiscent of the Enron catastrophe, SUHO booked the stock subscription as an asset so that investors would hold or buy its stock. Indeed, ARCOA and other shareholders


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

relied upon the representation of the stock purchase agreement in consummating the transaction and approving the transfer of shares. Much like the Enron catastrophe, and in violations of the Sarbanes-Oxley Act of 2002, SUHO restated its financials in 2003 to reclassify the subscription as a promissory note/debt.

      After providing YCO with capitalization for approximately six (6) months, RMS and SUHO canceled the stock subscription agreement. However, rather than call the line of credit, SUHO, instead, forwarded a release of the letter of credit. Shortly thereafter, SUHO began to default on all obligations it promised in operating and financing YCO. Shortly thereafter, YCO defaulted on its obligations to virtually all of its creditors and declared bankruptcy.

                                       V.
                                 COUNT ONE-FRAUD

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein.

      The representations and statements made by Defendants were false, and knowingly false, at the times that they were made. Defendants relied upon those statements to their detriment. As a result of Plaintiff's reliance and Defendants' false statements, Plaintiff has incurred damages including the total loss of their investment and depreciation in the value of their stock. Plaintiff's damages were proximately caused by the false statements made by Defendants. Because the statements made by Defendants were knowingly false, Plaintiff is entitled to recover exemplary damages.

                                       VI.
                      COUNT TWO - BREACH OF FIDUCIARY DUTY

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein.

      Because of the special relationship between Defendants and Plaintiff, Defendants maintained specific fiduciary obligations to their shareholders. The duty of loyalty between a corporation and its shareholders, and a corporate officer or director and the corporation's shareholders, requires that the corporation, officer or director act in good faith and must not allow his or her personal interest to prevail over the interest of the corporation and the shareholders. In failing to apply the capital contributions by RMS, and in canceling the letter of credit, ACM, SUHO, Pircher and Solis, as directors and officers of those corporations, breached their fiduciary obligations, and usurped corporate opportunities owed to its shareholders. By canceling the letter of credit, SUHO, Pircher and Solis injured the shareholders, and therefore Plaintiff, and only sought to advance their own personal gains. By failing to disclose the relationship between RMS and SUHO, Defendants fraudulently omitted material facts, intending to mislead Plaintiff.

                                      VII.
                             COUNT THREE - ALTER EGO

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein. Plaintiff alleges and will show that Charles Pircher is the alter ego of ACM, RMS and SUHO. To that extent, Charles Pircher is personally liable to Plaintiff. ACM, RMS and SUHO were organized and operated as a mere tool or business conduit of Charles Pircher. There was such a unity between ACM, RMS and SUHO on the one hand and Charles Pircher on the other that the separateness of the companies had ceased and holding only Charles Pircher responsible would result in justice. Moreover, Charles Pircher caused the corporations to be used for the purpose of perpetrating and did perpetrate fraud on Plaintiff and primarily for the direct and personal benefit of Charles Pircher.

                                      VIII.
                             COUNT FOUR - ALTER EGO

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein.


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

      Plaintiff alleges and will show that Mike Solis is the alter ego of RMS Group, Inc. To that extent, Mike Solis is personally liable to Plaintiff. RMS was organized and operated as a mere tool or business conduit of Mike Solis. There was such a unity between RMS on the one hand and Mike Solis on the other that the separateness of the company had ceased and holding only Mike Solis responsible would result in justice. Moreover, Mike Solis caused the corporation to be used for the purpose of perpetrating and did perpetrate fraud on Plaintiff and primarily for the direct and personal benefit of Mike Solis.

                                       IX.
                                     DAMAGES

      As a proximate result of the fraudulent conduct of Defendants, and their breach of fiduciary duties owed to Plaintiff, Plaintiff has incurred actual damages, attorneys' fees, cost of suit and, prejudgment and post judgment interest as allowed by law.

                                       X.
                                   JURY DEMAND

      Plaintiff requests that a jury be impaneled to try the factual issues of this case and has tendered the appropriate fee to the Court.

                                       XI.
                                   CONCLUSION

      WHEREFORE, PREMISES CONSIDERED, Plaintiff respectfully requests that the Defendants be cited to appear herein, and upon a trial to the jury, that judgment be entered in favor of Plaintiff and against the Defendants for actual and exemplary damages, attorneys' fees, costs of court, prejudgment and post-judgment interest as allowed by law, and for such other and further relief, whether at law or in equity, to which Plaintiff is entitled.


                                           Respectfully Submitted,

                                           JERRY M. YOUNG, P.C.


                                           /s/ Jerry M. Young
                                           -----------------------------------
                                           Jerry M. Young
                                           TBN:  00785301
                                           4309 Yoakum
                                           Houston, Texas  77006
                                           Telephone:  (713) 874-6451
                                           Facsimile:  (713) 874-6452


                                           PATTERSON*SELL, L.L.P.


                                           /s/ Pete T. Patterson
                                           -----------------------------------
                                           Pete T. Patterson
                                           TBN: 15603580
                                           4309 Yoakum, Suite 2000
                                           Houston, Texas  77006
                                           Telephone:  (713) 874-6444
                                           Facsimile:  (713) 874-6445
                                           ATTORNEYS FOR PLAINTIFF


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